UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
April 24, 2014

ORDER GRANTING CONFIDENTIAL TREATMENT
UNDER THE SECURITIES EXCHANGE ACT OF 1934

Tesla Motors, Inc.

File No. 001-34756- CF#30810

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Tesla Motors, Inc. submitted an application under Rule 24b-2 requesting confidential treatment for information it excluded from the Exhibits to a Form 10-K filed on February 26, 2014, and an extension of confidential treatment for information it excluded from the Exhibits to a Form 10-K filed on February 27, 2012.

Based on representations by Tesla Motors, Inc. that this information qualifies as confidential commercial or financial information under the Freedom of Information Act, 5 U.S.C. 552(b)(4), the Division of Corporation Finance has determined not to publicly disclose it. Accordingly, excluded information from the following exhibits will not be released to the public for the time periods specified:

Exhibit	Form	Filed	Confidential Treatment Granted
10.50	10-K	February 27, 2012	through December 31, 2017
10.35A	10-K	February 26, 2014	through December 31, 2017

For the Commission, by the Division of Corporation Finance, pursuant to delegated authority:

Kevin M. O'Neill
Deputy Secretary